EXHIBIT 11.1

ESPEY MFG. & ELECTRONICS CORP.

Computation of per Share Net Income

Five years ended June 30,

	2018	2017	2016	2015	2014
Computation of net income
per share:

BASIC
Weighted average
number of primary
shares outstanding	2,333,885	2,312,870	2,285,686	2,271,426	2,245,222

Net income	$3,075,797	$1,135,736	$3,175,801	$3,183,127	$1,167,885

Per share-basic	$1.32	$0.49	$1.39	$1.40	$0.52

DILUTED
Weighted average
number of primary
shares outstanding	2,348,307	2,324,838	2,302,034	2,290,542	2,285,535

Net effect of
dilutive stock
options based on
treasury stock
method	14,422	11,968	16,348	19,116	40,313

Net income	$3,075,797	$1,135,736	$3,175,801	$3,183,127	$1,167,885

Per share-diluted	$1.31	$0.49	$1.38	$1.39	$.51

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